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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankoh Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Merchant Street, CC 475
(No. and Street)

Honolulu	HI	96813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1003 Bishop Street, Suite 2600	Honolulu	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A. Otto , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bankoh Investment Services, Inc. , as
of March 2 , 20 21 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

Signature

President / CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Due to difficulties arising from COVID-19, Bankoh Investment Services, Inc. ("BISI") was unable to obtain the required notarization. As permitted under the statement from Commission staff (Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, dated April 2, 2020 and modified June 18, 2020), BISI is filing this annual report without a notarization.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2020

Contents



Ernst &Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 548 7744
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Bankoh Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1992.
March 2, 2021

<p style="text-align:center">Bankoh Investment Services, Inc.</p>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">December 31, 2020</p>

Assets

Cash and cash equivalents	$	508,435
Commissions receivable from brokers and dealers, net		90,229
Equipment, net		51,555
Due from parent for income taxes		168,899
Other assets		131,913
Total assets	$	951,031

Liabilities and stockholder's equity

Liabilities:

Accrued expenses and other liabilities	$	443,195
Total liabilities		443,195

Stockholder's equity:

Common stock ($10 par value), authorized, issued and outstanding 50,000 shares		500,000
Retained earnings		7,836
Total stockholder's equity		507,836
Total liabilities and stockholder's equity	$	951,031

See accompanying notes.

Statement of Income

Year Ended December 31, 2020

Revenues

Annuity and insurance fee income	$ 2,708,687
Mutual fund and securities income	1,899,005
Investment advisor fees	2,241,809
Other income	16,907
	6,866,408

Expenses

Salaries, commissions and benefits	5,179,207
Broker charges	930,305
Occupancy	381,234
Equipment	140,943
Legal	631,122
Other operating expenses	708,613
	7,971,424

Income (loss) before income taxes	(1,105,016)
Provision (credit) for income taxes	(298,193)
Net income (loss)	$ (806,823)

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020

	Common Stock	Retained Earnings	Total
Balance at December 31, 2019	$ 500,000	$ 814,659	$ 1,314,659
Net income (loss)	–	(806,823)	(806,823)
Balance at December 31, 2020	$ 500,000	$ 7,836	$ 507,836

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities

Net income (loss)	$	(806,823)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Deferred taxes		42,766
Depreciation and amortization		16,391
Decrease in commissions receivable from brokers and dealers, net		9,946
Increase in other assets		(8,091)
Decrease in due to parent for income taxes		(208,983)
Decrease in accrued expenses and other liabilities		(152,321)
Net cash used by operating activities		(1,107,115)
Investing activities		
Purchases of equipment		(22,985)
Decrease in cash and cash equivalents		(1,130,100)
Cash and cash equivalents at beginning of year		1,638,535
Cash and cash equivalents at end of year	$	508,435

See accompanying notes.

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2020

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation ("SIPC") and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $469,249 as of December 31, 2020. These money market funds are held with NFS and are below SIPC insurance limits.

Revenue Recognition

Revenue is largely derived from commissions received from the sale of annuity and life insurance products, mutual funds, and securities. In addition, the Company earns investment advisor fees from the Company's Managed Account Platform Services wealth management product. See Note 9. Revenue Recognition for more information.

3. Service Agreement

The Company has a service agreement with NFS who provides certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2020, the Company had net capital of $141,927, which was $91,927 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 3.123-to-1. The Company had no subordinated debt at December 31, 2020, or at any time during the year then ended.

5. Related Party Transactions

The Bank, pursuant to an internal expense sharing agreement, allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2020 included:

Salaries, commissions and benefits	$ 732,486
Occupancy	378,085
Other operating expenses	197,964

At December 31, 2020, amounts due to the Bank included in accrued expenses and other liabilities totaled $116,257. At December 31, 2020, the Company maintained $26,586 in cash in non-interest bearing accounts at the Parent.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the

Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company received $131,977 from the Parent for income tax benefits during 2020.

The Company had a federal deferred tax liability of $11,882 as of December 31, 2020, which is predominantly the result of temporary differences relating to the state tax benefit for 2020 and included in other liabilities. The Company had a state deferred tax asset of $5,783 as of December 31, 2020, which is predominantly the result of temporary differences relating to accrued vacation and included in other assets. Management believes it is more likely than not that the deferred tax assets will be realized.

The components of the provision (credit) for income taxes for the year ended December 31, 2020, are as follows:

Current:	
Federal	$ (255,759)
State	(85,200)
Total Current	(340,959)
Deferred:	
Federal	42,809
State	(43)
Total Deferred	42,766
Provision (credit) for income taxes	$ (298,193)

The provision (credit) for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 21% to income before income taxes primarily due to the effect of state taxes.

The Parent's federal tax returns for 2017 through 2019 remain subject to examination. The Parent's State of Hawaii income tax returns for 2017 through 2019 remain subject to examination by the taxing authorities.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked

to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $285,596 in 2020 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2020, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $42,254 and was included in salaries, commissions and benefits.

8. Contingencies

During 2020, a few customers filed separate FINRA Arbitration Claims against the Company. The claims allege negligence, breach of fiduciary duty and negligent supervision by the Company in the sale of products offered by Northstar Financial Services Bermuda Ltd. The claims seek damages, punitive damages, attorney's fees, interest, costs and any further relief the arbitration panel deems proper. The Company has filed its responses to the claims. As there are many unresolved issues of fact and law, no liabilities associated with these matters have been recognized. Management disputes any wrongdoing and the cases are being vigorously defended.

In addition to the litigation noted above, the Company is occasionally subject to lawsuits, investigations and claims arising out of the conduct of our business. Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of income and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's financial statements.

9. Revenue Recognition

The Company's significant revenue streams are discussed below.

Mutual Fund and Securities Income

Mutual fund and securities income primarily consists of commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized at a point in time on trade date, which is when the Company satisfies its performance obligation of executing the sale. The Company also receives periodic service fees (i.e., 12b-1 fees) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

Annuity and Insurance Fee Income

Annuity and insurance income primarily consists of commissions received on annuity product sales, primarily fixed annuities. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company and the Company recognizes the revenue. The majority of the trailer commission fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Although much of the performance obligation is satisfied upon the sale of the policy, revenue for trailer commission fees remains constrained until the Company can confirm that the annuity is still active at period end and the market value can be determined. Therefore, trailer commission fees are recognized over time as the constraints are resolved.

Investment Advisor Fees

Investment advisor fees from the Company's Managed Account Platform Services (MAPS) wealth management product are earned over time (as the performance obligation is satisfied) and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer's account in advance, on the first month of the quarter, and the revenue is recognized over the following three-month period.

Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from contracts with customers of $90,229 as of December 31, 2020, are reported in net commissions receivable from brokers and dealers in the statement of financial condition.

10. Subsequent Events

On February 23, 2021, the Company received a $1.0 million capital contribution from the Bank, which was recorded as an increase to net capital.

Subsequent events have been evaluated through March 2, 2021, the date the financial statements were issued. No other subsequent events were noted that would have a material impact on the financial statements.

Supplemental Information

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2020

Net Capital

Total stockholder's equity qualified for net capital	$	507,836
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		24,157
Due from Parent for Income Taxes		168,899
Deferred taxes		5,783
Equipment		51,555
Other assets		76,130
		326,524
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		356,524
Net capital before haircuts on securities positions:		
(Tentative net capital)		151,312
Haircuts on money market funds		(9,385)
Net capital	$	141,927

Aggregate Indebtedness

Items included in statement of financial condition:		
Accrued expenses and other liabilities	$	443,195
Total aggregate indebtedness	$	443,195

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	29,546
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	91,927
Ratio: Aggregate Indebtedness to Net Capital		3.123 to 1

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

As of December 31, 2020

Reconciliation with Company's computation (included in
  Part II of Form X-17A-5 as of December 31, 2020):
    Net capital, as reported in Company's Part II
      (unaudited) FOCUS Report $ 162,972

Adjustments   (21,045)

Net capital per above $ 141,927

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2020

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities

December 31, 2020

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst & Young LLP
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 548 7744
ey.com

EY
Building a better
working world

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Bankoh Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Bankoh Investment Services, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

    No findings were found as a result of applying the procedure.

1



EY

Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Bankoh Investment Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 2, 2021

2